SECURE COMPUTING CORPORATION

4810 Harwood Road

San Jose, CA 95124

PRIVILEGED AND CONFIDENTIAL

SUBMITTED VIA EDGAR

December 6, 2005

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Christine Davis

Re:	Secure Computing Corporation
Response to SEC Review Comments dated November 15, 2005 and
conversations with the Staff
Commission file no: 000-27074

Dear Gentlemen:

This letter is in response to the letter dated November 15, 2005 to Secure Computing Corporation regarding Secure Computing’s Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q for the fiscal quarter ended June 30, 2005 (Commission File No. 000-27074). On November 21, 2005 we submitted an initial response to the Staff’s November 15, 2005 letter and we have had additional conversations with the Staff. This letter supplements our prior correspondence with the Staff. The following responses are keyed to the Staff’s comments.

(1) We have read your response to prior comment number 2 and believe that the costs related to providing support, maintenance, training and instillation service revenues should be classified as cost of sales. If the individuals that provide these services play a dual role in you operations, then an allocation of their costs should be considered in your income statement classification. Refer to 5-03(b)(2) of Regulation S-X. As previously requested, quantify the costs that represent cost of providing service revenues that are currently included in selling and marketing expenses. Revise your financial statements or advise why such revision is not necessary.

We have performed an analysis based on, among other things, inquiries of certain employees and members of management, of the time spent by our Support and Services group on cost of sales activities versus sales and marketing activities. Based on the results of this analysis, we have reclassified a portion of these costs from sales and marketing to cost of sales and we are refiling our revised financial statements included in our Form 10-K for the year ended December 31, 2004 and our Forms 10-Q for the quarters ended March 31, June 30 and September 30, 2005.

(2) We note your response to prior comment number 3 and have the following additional comments:

(a) It remains unclear to us how you determine the “average” amount when a product or subscription is sold separately and why you believe this “average” represents VSOE in accordance with paragraph 10 of SOP 97-2. As previously requested, please describe in reasonable detail the process you use to determine the “average.” Explain how you are able to conclude that using the average amount represents VSOE considering that the amount you charge your customers varies. Provide us specific examples and explain how you have established VSOE for your elements and arrangements.

We understand that the Staff has no additional comments in this regard.

(b) Please tell us more about your subscription based products. Please tell us whether these products are licensed to your customers or if they are made available to your customers under a hosting arrangement. Clarify whether you have a continuing performance obligation associated with the subscription based products. Additionally, please explain why you believe it is appropriate to recognize revenue relating to these products ratably and refer to the specific accounting literature that supports your revenue recognition model.

We understand that the Staff has no additional comments in this regard.

(c) Your response indicates that VSOE of solution planning and implementation services is determined based on the price when the element is sold separately. Specifically tell us how you determine pricing for these services. In this regard, we note that VSOE of services is often based on the hourly rate charged to customers. Please provide specific examples to explain how you have established VSOE for these elements.

We understand that the Staff has no additional comments in this regard.

(d) We note that you have not addressed our comment regarding the circumstances in which VSOE differs from the renewal rate and/or your published price list. In this regard, we note that you indicate that when there is no evidence of PCS being sold separately then fair value is based on the renewal price in the support agreement. It would appear that such renewal would represent evidence of PCS being sold separately. See paragraph 57 of SOP 97-2. Please advise.

We understand that the Staff has no additional comments in this regard.

You may contact the undersigned at (408) 979-6182 with questions or our legal counsel, Kyle Guse of Heller Ehrman LLP.

Very truly yours,

/s/Tim Steinkopf
Tim Steinkopf Chief Financial Officer and Senior Vice President

cc: Kyle Guse

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